July 25, 2019

VIA EDGAR AND HAND DELIVERY

Katherine Bagley

Staff Attorneys

Division of Corporation Finance

Office of Consumer Products
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	LMP Automotive Holdings, Inc.
Registration Statement on Form S-1
Filed June 18, 2019
File No. 333-232172

Dear Ms. Bagley:

On behalf of LMP Automotive Holdings, Inc. (the “Company”), we are transmitting the following responses to the letter received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated July 12, 2019, containing the Staff’s comments regarding the Registration Statement on Form S-1 (the “Registration Statement”) originally filed with the Commission on June 18, 2019. Simultaneous herewith, the Company is filing an Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which incorporates revisions to address the Staff’s comments and to update other disclosures. In addition to the electronic filing, we are delivering via hand delivery a hard copy of this letter, along with two courtesy copies of Amendment No. 1 marked to indicate changes from the original filing. For your convenience, the full text of each of the Staff’s comments is set forth below, and the Company’s response to each comment directly follows the applicable text. The page references in our responses are to the pages in the filed version of Amendment No. 1.

Reorganization and Securities Issuances, page 3

1.	We understand that you have offered shares and convertible promissory notes in private placements that began before you filed this registration statement, and your disclosure on page 34 states that you intend to continue offering shares and convertible promissory notes until this offering closes. Because it appears that you relied upon Rule 506(b) of Regulation D to conduct the private placement at the same time you made offers under Regulation A, please provide us with a detailed analysis of how your private placement complies with the prohibition found in Rule 506(b) on general solicitation or advertising to market securities. Please also tell us how you intend to continue the offering under Regulation D at the same time you make offers under this registration statement. In this regard, to conduct a concurrent offering under Rule 506(b), you must be able to conclude that the purchasers in the Rule 506(b) offering were not solicited by your publicly filed offering statement and registration statement. For guidance, see Securities Act Release No. 8828 (Aug. 3, 2007).

Ms. Bagley

July 25, 2019

RESPONSE: The Company has revised the Registration Statement on page 34 of Amendment No. 1 to remove the statement that the Company will continue to offer and sell shares of common stock and convertible promissory notes in private placements during the course of this offering. Further, the Company notes that it has not offered any shares or convertible promissory notes in private placements since the Company has been in registration. With respect to any private placements conducted at the same time as the Company was conducting its cancelled offering under Regulation A, the Company concluded that the investors in such private placements were not solicited by the Company’s publicly filed offering statement, as they were all either (i) existing investors in the Company in private placements that occurred prior to commencement of the Regulation A offering, (ii) learned about the private placement prior to commencement of the Regulation A offering, or (iii) individuals with whom the Company had a pre-existing relationship. No new potential private placement investors were introduced to the Company after the Regulation A offering process commenced.

Summary Consolidated Financial Data, page 6

2.	Please correct the typographical error related to the fiscal 2017 amount of property, equipment and leasehold improvements, net. The disclosed amount of $158,659 does not agree to the audited consolidated balance sheet amount of $185,659.

RESPONSE: The Company has revised the Registration Statement on page 6 of Amendment No. 1 to correct the typographical error in the table.

Risk Factors

Risks Related to This Offering and Ownership of our Common Stock

“Anti-takeover provisions in our charter documents and under Delaware law . . .”, page 24

3.	We note your disclosure that your Certificate of Incorporation and Bylaws include provisions that, among other things, “restrict the forum for certain litigation against [you] to Delaware,” but we were unable to find these provisions in your organizational documents. Please revise your disclosure for consistency, or direct us to the location of these exclusive forum provisions in your organizational documents. If your organizational documents include exclusive forum provisions, please clearly disclose whether these provisions apply to federal securities law claims. Your Certificate of Incorporation or Bylaws should also clearly state, if true, that the provisions do not apply to federal securities law claims. If the exclusive forum provisions do apply to federal securities law claims, please also disclose that, by agreeing to the provision, investors will not be deemed to have waived your compliance with the federal securities laws and the rules and regulations promulgated thereunder. Finally, if applicable, please provide risk factor disclosure related to the exclusive forum provisions, including but not limited to, costs to bring a claim, and that these provisions can discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable.

Ms. Bagley

July 25, 2019

RESPONSE: The Company has revised the Registration Statement accordingly to remove the references to exclusive forum provisions in its governing documents, consistent with the provisions thereof.

Capitalization, page 31

4.	Please ensure the amount for total capitalization excludes the amount for cash and cash equivalents as it is not a component of capitalization.

RESPONSE: The Company has revised the Registration Statement on page 31 of Amendment No. 1 to exclude cash and cash equivalents from the amount of total capitalization.

5.	Clarify for us how you calculated $78 pro forma par value of common stock. In this regard, tell us why the amount would not be $73, based on the number of shares outstanding post offering, taking into consideration the repurchase of 53,600 shares and the 18,500,000 shares that will be cancelled. Please also address this comment in your post offering par value calculation, assuming the exercise of the over-allotment.

RESPONSE: The Company has revised the Registration Statement on page 31 of Amendment No. 1 to revise and correct the table.

Dilution, page 32

6.	Please show us how you calculated the pro forma as adjusted net tangible book value per share, and dilution in pro forma net tangible book value per share, assuming the exercise of the over-allotment option.

RESPONSE: The Company has revised the Registration Statement on pages 32 and 33 of Amendment No. 1 to revise the pro forma net tangible book value per share and related dilution to new investors in the first paragraph subsequent to the table in the Dilution section. Below is the calculation of pro forma net tangible book value ($1.86) and related dilution, assuming exercise of the over-allotment option.

Ms. Bagley

July 25, 2019

LMPAUTOMOTIVE HOLDINGS, INC

CONSOLIDATED BALANCE SHEET

AS OF MARCH 31, 2019

	AS REPORTED	ADJUSTMENT	TANGIBLE BOOK VALUE	PROFORMA ADJUSTMENTS	PROFORMA TANGIBLE BOOK VALUE	INCREASE / (DECREASE)

ASSETS
Current Assets:
Cash	$472,199	$(254,600)	$217,599	$7,284,225	$7,501,824
Accounts receivable, net	$117,253	$-	$117,253	$-	$117,253
Automotive Inventory	$8,511,159		$8,511,159	$-	$8,511,159
Prepaid expenses and other assets	$220,075	$-	$220,075	$-	$220,075
Total current assets, net	$9,320,686	$(254,600)	$9,066,086	$7,284,225	$16,350,311
Fixed assets, net	$528,088	$-	$528,088	$-	$528,088
ROU ASSET	$1,347,701		$1,347,701	$-	$1,347,701
Intangible Assets	$45,994
Deffered Offering Costs	$1,022,855
Total assets	$12,265,324	$(254,600)	$10,941,875	$7,284,225	$18,226,100

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities:
Accounts payable	$181,336	$-	$181,336	$-	$181,336
Notes payable - RP	$1,500,000	$-	$1,500,000	$-	$1,500,000
Accrued expenses	$427,901	$-	$427,901	$-	$427,901
Operating lease liability	$1,369,752		$1,369,752	$-	$1,369,752
Notes payable (net of current portion)	$816,816	$-	$816,816	$-	$816,816
Total liabilities	$4,295,805	$-	$4,295,805	$-	$4,295,805
back out: Intangible Assets & Deferred Offering Costs	$(1,068,849)
NET TANGIBLE ASSETS	$6,900,670		$6,646,070	$7,284,225	$13,930,295

Shares outstanding at March 31, 2019	24,560,294		24,560,294		24,560,294

Shares repurchased between 4/1 and 5/31		-53,600	-53,600		(53,600)
Shares contributed by Sam and cancelled		-18,500,000	-18,500,000		(18,500,000)
Issuance of shares for cash @ $5.50			-	1,275,000	1,275,000
Issuance of shares (underwriter options) for cash @ 5.50			-	191,250	191,250
Total Assumed Shares	24,560,294		6,006,694	-	7,472,944

Net Tangible BV before & after Issuance	$6,900,670		$6,646,070		$13,930,295	$7,029,625

Cash from sales of shares @	$5.50	pershare		$8,064,375
Less: Underwriters cost				$(564,506)
Less: Costs of offering				(215,644)
Net Proceeds				$7,284,225

Tangible BV Per Share	$0.28		$1.11		$1.86

Immediate increase in Net Tangible Book Value Per Share						$1.58
Immediate Dilution in Pro Forma Net Tangible Book Value Per Share to Participating Investors						$(3.64)

7.	Please revise your disclosure to clarify, if true, that a $1.00 increase in the offering price would increase the dilution to new investors by $0.84 per share. Similarly, clarify within your disclosure, if true, that a 1 million share increase would decrease the dilution to new investors by $0.40 per share.

RESPONSE: The Company has revised the Registration Statement on page 33 of Amendment No. 1 to disclose the $0.84 impact on dilution to new investors arising from a $1.00 increase in the offering price and the $0.40 impact on dilution from a 1 million increase in the shares issued.

Ms. Bagley

July 25, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Quarter Ended March 31, 2019 Compared to Quarter Ended March 31, 2018

Revenues, page 38

8.	We note your disclosure here that revenues in 2019 include $172,433 from your rental program and $292,422 from your subscription program, and your disclosure elsewhere that revenues in 2018 include $539,952 from your rental program and $356,323 from your subscription program. Please disclose whether you expect your subscription program or rental program to contribute a larger percentage of revenue in future financial periods and, given that you do not expect sales of pre-owned vehicles to continue at historical levels, whether these sources of revenue are expected to offer you sufficiently liquidity to finance your operations.

RESPONSE: The Company has revised the Registration Statement on page 38 of Amendment No. 1 to expand its disclosure to the effect that it expects its sales of vehicles to contribute a larger percentage of financial revenues than rentals and subscriptions and that, along with fleet financing (Mercedes-Benz Financial), such sales revenues will provide the Company with sufficient liquidity to finance its operations.

Year Ended December 31, 2018 Compared to the Year Ended December 31, 2017

Revenues, page 40

9.	We note your disclosure that the increase in costs of revenues included $889,388 of costs of revenues for rental revenues and subscription fees in 2018. Please clarify the portion of increased costs contributed by rental revenues and the portion contributed by subscription fees.

RESPONSE: The Company respectfully notes to the Staff that costs associated with the Company’s rental revenues and its subscription fee revenues are shared costs because the fleet inventory is shared. These costs are comprised of vehicle depreciation, insurance, vehicle registration fees, vehicle transport and vehicle maintenance and repairs. Therefore, the Company is unable to distinguish the cost associated with its rental revenues and its subscription fee revenues and cannot provide the disclosure requested by the Staff.

Business

Our Current Business, page 43

10.	We note your disclosure that your fleet consists of 215 automobiles, of which 118 are offered for subscription, and that your current facility contains storage for 10 vehicles on the interior and up to 90 vehicles on the exterior. Considering that you currently have only 118 vehicles for subscription, and that your facility can store only up to 100 vehicles, please provide further detail supporting your statement that you expect you can facilitate over 1,000 subscribers in your current facility. In this regard, tell us how many subscribers you currently have at this facility, in order to give proper context to this statement.

Ms. Bagley

July 25, 2019

RESPONSE: The Company has revised the Registration Statement on pages 2 and 43 of Amendment No. 1 for clarity to read as follows:

“As of July 24, 2019, our inventory consisted of 215 automobiles in total. Of those, 128 were subscribed and in use by customers, 20 were out on rent in use by customers, 40 were on premise and available for subscription and rental consumers, and 27 were held for sale on premise. Our current facility is approximately 8,771 square feet on 1.25 acres of land. Our facility contains storage for ten vehicles on the interior and up to 90 on the exterior. We believe over 90% of our fleet will be rented and subscribed and in use by customers and we can facilitate over 1,000 subscribers using our current facility.”

Industry Overview, page 44

11.	Please provide support for the following statements, or disclose that they are management’s opinions or beliefs:

●	“Consumer confidence and employment are currently at a 17-year high;”

●	“Sales of ‘off-lease vehicles,’ or automobiles that are resold after being leased, have increased steadily from 17% growth in 2010 to nearly 25% in 2017;”

●	“The subscription model has been widely adopted in several different sectors, such as consumer goods, streaming media and data cloud services. Driven by consumer demand, the automobile industry has begun adopting a subscription model as an alternative to ownership and leasing;”

●	“In 2017, the U.S. automotive industry generated approximately $1.2 trillion in sales, which represented approximately 21% of the U.S. retail economy;”

●	“The pre-owned automobile retail industry is highly fragmented. Currently, there are approximately 43,000 used car dealerships in the U.S., with the largest dealer compromising [sic] approximately 1.7% of the market in the United States;” and

●	“Automobile-related companies that operate through an Internet-based business model are demonstrating significant growth.”

Ms. Bagley

July 25, 2019

RESPONSE: The Company has revised the Registration Statement on pages 44 and 45 of Amendment No. 1 to include published references or note that the statements are management’s beliefs. The Company also updated the following two statistics with similar data:

(i) the following statement on page 44: "Sales of 'off-lease vehicles,' or automobiles that are resold after being leased, have increased steadily from 17% growth in 2010 to nearly 25% in 2017;"

to read as follows: “ The number of off-lease vehicles has grown from 2.0 million in 2014 to 3.4 million in 2018”

(ii) the following statement on page 44: "In 2017, the U.S. automotive industry generated approximately $1.2 trillion in sales, which represented approximately 21% of the U.S. retail economy;"

to read as follows: “America’s automobile industry is one of the most powerful engines driving the U.S. economy”.

Description of Capital Stock, page 67

12.	We note your disclosure here that “[i]mmediately following the closing of this offering, and giving effect to the cancellation of 18,500,000 shares currently held by Samer Tawfik, . . . [you] will have 7,381,694 shares of common stock issued and outstanding.” We also note your disclosure in footnote 3 to the table on page 31 that the number of outstanding shares of common stock after completion of the offering “was derived from 24,506,694 shares of common stock outstanding as of May 31, 2019, less 18,500,000 shares previously beneficially owned by Samer Tawfik that were cancelled for no consideration.” Please clarify the circumstances surrounding the cancellation of Mr. Tawfik’s shares, including a brief description of the terms of the cancellation, and whether he currently holds the shares or if the shares have already been cancelled. Please provide cross-references to this disclosure under your discussion of Related Party transactions and Changes in Control. In doing so, please reconcile the fact that Mr. Tawfik has also expressed an indication of interest to purchase shares in this offering.

RESPONSE: The Company advises the Staff that Mr. Tawfik has already cancelled the 18,500,000 shares previously beneficially owned by him. The cancellation was for no consideration, and was done in order to provide existing and future investors with a better value proposition, as well as reducing the total number of outstanding shares of common stock, which in effect increased the per-share valuation. Mr. Tawfik is confident in the Company’s prospects under his leadership and intends to continue to allocate and invest a portion of his capital in the Company’s stock as a result of such confidence.

Inventory, page F-8

13.	We note you depreciate your fleet inventory monthly based on 1% of initial cost starting in 2018 concurrent with your launch of the subscription and rental businesses. Please explain to us how management arrived at the determination of the useful life of the fleet. Clarify for us how long management intends to hold these assets.

Ms. Bagley

July 25, 2019

RESPONSE: The Company has limited operating history, but has established its depreciation methodology based on its initial business model analysis and practices followed by its industry peers. The Company’s business model contemplates the use of fleet inventory as part of its rent and subscription inventory over specific mileage or time period metrics that range between 6 and 18 months. Management’s initial business model analysis was based on certain assumptions and available industry data with respect to pre-owned auto sales. Management believes that by using 1% per month depreciation, the fleet and subscription inventory will remain at its net realizable value.

14.	Please explain to us why your used car inventory that is offered for sale is classified together with the fleet inventory that are offered as part of your subscription and rental businesses. Tell us your basis for combined presentation, and whether you considered separately classifying these assets on your balance sheet or disclosing them separately within the footnotes along with related impairment and depreciation, respectively.

RESPONSE: The Company respectfully notes to the Staff that the Company’s inventory operates as one pool. It purchases vehicles from time to time to be used in its rental fleet and then offers them for sale after specific mileage or time period metrics are met. Inventory turns over on average within one year. The delineation is not material to the Company’s business at this time (at March 31, 2019, there were only six vehicles available for sale that were not also available for rental or subscription) and as such the Company does not believe additional disclosure is warranted or useful to investors. In the future, if the delineation becomes material to the Company’s business, the Company intends to segregate the inventory.

Note 2 - Summary of Significant Accounting Policies

Subscription Revenue, page F-10

15.	Please provide us with your accounting analysis that supports recognizing subscription revenue upon delivery to a customer as opposed to recognizing subscription revenue prospectively over the subscription period. An example of a representative subscription arrangement and the provision in ASC 606 that supports your treatment would facilitate our review.

RESPONSE: The Company’s subscription contracts consist of (i) the payment of an annual membership fee at the time of contract signing, and (ii) the payment of monthly subscription amount for the subscriber’s right to the use of the automotive vehicle.

Although the annual membership fee is charged as an up-front fee, the Company recognizes this fee on a straight-line basis over the annual membership term, commencing at the time of contract signing.

Ms. Bagley

July 25, 2019

The Company recognizes the monthly subscription fee in the month earned (that is, during the month in which the subscriber has the right to use the vehicle).

Included as an appendix to this letter is an example of a subscription agreement.

16.	We note the Company’s subscription plan includes scheduled maintenance and, in certain cases, insurance. Please summarize for us how a representative subscription plan provides for coverage and whether it is a separate deliverable. Please also tell us how you considered whether your subscription plans have one or more than one performance obligation, and provide the basis for your conclusion using the relevant literature from ASC 606.

RESPONSE: The Company recognizes revenue from its subscription plan over the contractual subscription period. It does not charge subscribers for scheduled maintenance, which it considers to be its cost to help retain the value and marketability of its vehicles. In certain cases the Company offers insurance coverage to its subscribers as a convenience. Although insurance coverage could be viewed as a separate deliverable, the Company does not believe that insurance coverage is distinct within the context of a subscription agreement (ASC 606-10-25-14), as the subscriber would not benefit from the coverage on its own without the automobile subscription. Further, a performance obligation associated with insurance would be relieved in the same pattern as the subscription revenue.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please feel free to contact me at 212-326-0820 or ali.panjwani@pryorcashman.com.

Very truly yours,

/s/ M. Ali Panjwani, Esq.
M. Ali Panjwani, Esq.
Pryor Cashman LLP

Enclosure

cc:

Robert Babula

James Allegretto

Mara Ransom

Division of Corporation Finance, SEC

Samer Tawfik

LMP Automotive Holdings, Inc.

Stephen E. Older, Esq. and Rakesh Gopalan, Esq.

McGuireWoods LLP